EXHIBIT 99.1

Lifeway Foods Announces Results for the Third Quarter of 2013

Third Quarter 2012 Net Sales Increase 15% to $23.8 Million

Morton Grove, IL — November 14, 2013—Lifeway Foods, Inc., (Nasdaq: LWAY), a leading supplier of cultured dairy products known as kefir and organic kefir, today announced results for the third quarter ended September 30, 2013.

“We are pleased to report another strong quarter, which demonstrates our steady progress in growing Lifeway into a leading health food brand,” said Julie Smolyansky, CEO of Lifeway Foods. “Our team has remained focused on creating delicious and nutritious kefir products for our customers and the demand for Lifeway Foods continues to increase. The investments we have made in our business have created strong momentum and we are on track to report record results this year. Looking ahead, we believe that we will continue to deliver consistent returns to our shareholders as we grow the distribution of our products in the United States and abroad.”

Third Quarter Results
Third quarter of 2013 gross sales increased 18% to $26.6 million compared to $22.6 million for the third quarter of 2012.  This increase is primarily attributable to increased sales and awareness of the Company’s flagship line, Kefir, as well as ProBugs® Organic Kefir for kids and BioKefir™.

Total consolidated net sales increased 15% or $3.2 million to $23.8 million during the three-month period ended September 30, 2013 from $20.6 million during the same three-month period in 2012.

Gross profit for the third quarter of 2013 was $6.9 million, which was approximately the same in the third quarter of the prior year. The Company's gross profit margin was 29% in the third quarter of 2013 compared to 33% in the third quarter of 2012. This was primarily attributable to a 35% increase in the cost of milk, the Company’s largest raw material.

Total operating expenses decreased 3% or $0.1 million to $4.7 million during the third quarter of 2013, from $4.8 million during the same period in 2012. This decrease was primarily attributable to a decrease selling related expenses.

Total operating income increased $0.1 million to $2.2 million during the third quarter of 2013, from $2.1 million during the same period in 2012.

During the 3 month period ended September 30, 2013, the company sold certain assets that were acquired in the Golden Guernsey Wisconsin production facility in July 2013 for net sale proceeds of $537,500.  In connection with the sale of those assets, the company recognized a gain of approximately $209,000, which is included in other income.

The Company’s third quarter 2013 effective tax rate was 29% compared to 32% in the same period last year.

Total net income was $1.7 million or $0.10 per diluted share for the three-month period ended September 30, 2013 compared to $1.4 million or $0.09 per diluted share in the same period in 2013.

Nine Month Results
Total consolidated gross sales increased by $13.2 million, or approximately 20%, to $80.0 million during the nine-month period ended September 30, 2013 from $66.9 million during the same nine-month period in 2012. This increase is primarily attributable to increased sales and awareness of the Company’s flagship line, Kefir, as well as ProBugs® Organic Kefir for kids and BioKefir™.

Total consolidated net sales increased by $10.7 million, or approximately 18%, to $71.3 million during the nine-month period ended September 30, 2013 from $60.6 million during the same nine-month period in 2012.

Gross profit for the first nine months of 2013 increased 11% to $22.8 million, compared to $20.6 million in the third quarter of the prior year. The Company's gross profit margin decreased to 32% in the first nine months versus 34% in the same period last year. Gross profit was negatively impacted primarily by the increased price of milk, the Company’s largest raw material.  The cost of milk was approximately 25% higher compared to the first nine months of 2012.

Operating expenses as a percentage of net sales were approximately 20% during the nine-month period ended September 30, 2013 compared to approximately 22% during the same period in 2012.  General and administrative expenses increased by $0.9 million (approximately 20%) to $5.6 million during the nine-month period ended September 30, 2013, from $4.6 during the same period in 2012.

Total net income was $5.5 million or $0.33 per share for the nine-month period ended September 30, 2013 compared to $4.6 million or $0.28 per share in the same period in 2012.

Balance Sheet/Cash Flow Highlights
The Company had $1.2 million in cash and cash equivalents as of September 30, 2013 compared to $2.4 million at September 30, 2012.   Total stockholder’s equity was $43.4 million as of September 30, 2013, which is an increase of $5.0 million when compared to September 30, 2012.

Net cash provided by operating activities decreased $2.5 million to $3.6 million for the first nine months of 2013.

Net cash used in investing activities was $7.9 million during the nine-months ended September 30, 2013 compared to net cash used in operating activities of $1.2 during the same period in 2012.  This increase is primarily attributable to purchases of property and equipment of $7.4 million.

Conference Call
The Company will host a conference call to discuss these results with additional comments and details on Thursday, November 14, 2013 at 4:30 p.m. ET. The call will be broadcast live over the Internet hosted at the Investor Relations section of Lifeway Foods’ website at www.lifeway.net, and will be archived online through November 28, 2013. In addition, listeners may dial 877-407-3982 in North America, and international listeners may dial 201-493-6780. Participants from the Company will be Edward Smolyansky, Chief Financial Officer and Chief Operating Officer.

About Lifeway Foods
Lifeway Foods, Inc. (LWAY), recently named one of Fortune Small Business' Fastest Growing Companies for the sixth consecutive year, is America’s leading supplier of the cultured dairy products known as kefir and organic kefir. Lifeway Kefir is a dairy beverage that contains 10 exclusive live and active probiotic cultures plus ProBoost™. In addition to its line of Kefir products, the company produces a variety of Frozen Kefir and probiotic cheese products. Lifeway also sells frozen kefir, kefir smoothies and kefir parfaits through its Starfruit™ retail stores. Find Lifeway Foods, Inc. on Facebook: www.facebook.com/lifewaykefir Follow Lifeway Foods on Twitter: http://twitter.com/lifeway_kefir YouTube: http://www.youtube.com/user/lifewaykefir.

Forward Looking Statements
Investors and readers are cautioned that certain statements contained in this news release, as well as some statements in periodic press releases and some oral statements of Lifeway officials during presentations about Lifeway, along with Lifeway’s filings with the Securities and Exchange Commission, including Lifeway’s registration statements, quarterly reports on Form 10-Q and annual report on Form 10-K, are "forward-looking'' statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act''). Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as "expects," "anticipates,'' "intends,'' "plans,'' "could," "might," "believes,'' "seeks," "estimates'' or similar expressions. In addition, any statements concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future actions, which may be provided by Lifeway’s management, are also forward-looking statements within the meaning of the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to various risks, uncertainties and assumptions including, but not limited to, competitive pressures and other important factors detailed in the Company’s reports filed with the Securities and Exchange Commission. Investors are cautioned that actual results may differ materially from such forward-looking statements. These statements are not guarantees of future performance and Lifeway undertakes no specific obligation or intention to update these statements after the date of this release.

Contact:

Lifeway Foods, Inc.
Phone: 877.281.3874
Email: info@Lifeway.net
Investor Relations:

ICR

Katie Turner
John Mills 646.277.1228

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Financial Condition
September 30, 2013 and 2012 (Unaudited) and December 31, 2012

	(Unaudited) September 30,		December 31,
	2013	2012	2012
ASSETS

Current assets
Cash and cash equivalents	$1,240,730	$2,379,565	$2,286,226
Investments	2,506,463	2,032,598	1,869,888
Certificates of deposits in financial institutions	115,373	450,000	450,000
Inventories	8,382,287	5,569,887	5,939,186
Accounts receivable, net of allowance for doubtful
accounts and discounts	11,313,652	10,002,065	8,723,737
Prepaid expenses and other current assets	88,629	45,350	97,138
Other receivables	89,100	3,946	8,825
Deferred income taxes	394,277	315,887	234,687
Refundable income taxes	423,242	84,828	84,828
Total current assets	$24,553,753	$20,884,126	$19,694,515

Property and equipment, net	21,637,492	14,754,312	14,986,776

Intangible assets
Goodwill and other non-amortizable brand assets	14,068,091	14,068,091	14,068,091
Other intangible assets, net of accumulated amortization of $4,376,640 and $3,662,477 at September 30, 2013 and 2012 and $3,842,756 at
December 31, 2012, respectively	3,929,360	4,643,523	4,463,242
Total intangible assets	17,997,451	18,711,614	18,531,333

Other Assets
Long-term accounts receivable net of current portion	280,000	162,522	294,000
Total assets	$64,468,696	$54,512,574	$53,506,624

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Current maturities of notes payable	$878,088	$580,781	$542,981
Accounts payable	5,429,988	5,118,902	4,256,725
Accrued expenses	1,323,213	894,092	1,155,677
Accrued income taxes	1,292,762	1,341,652	254,311
Total current liabilities	8,924,051	7,935,427	6,209,694

Notes payable	9,214,853	5,096,675	4,955,945

Deferred income taxes	2,917,213	3,112,529	3,028,518

Total liabilities	21,056,117	16,144,631	14,194,157

Stockholders' equity
Common stock, no par value; 40,000,000 shares authorized; 17,273,776 shares issued; 16,346,017 shares outstanding at September 30, 2013; 17,273,776 shares issued; 16,359,017 shares outstanding at
September 30, 2012; 17,273,776 shares issued; 16,346,017 shares outstanding at December 31, 2012	6,509,267	6,509,267	6,509,267

Paid-in-capital	2,032,516	2,032,516	2,032,516
Treasury stock, at cost	(8,187,682)	(8,077,239)	(8,187,682)
Retained earnings	43,056,422	37,831,275	38,904,777
Accumulated other comprehensive income (loss), net of taxes	2,056	72,124	53,591
Total stockholders' equity	43,412,579	38,367,943	39,312,469

Total liabilities and stockholders' equity	$64,468,696	$54,512,574	$53,506,626

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Income and Comprehensive Income
September 30, 2013 and 2012 (Unaudited)

	(Unaudited) Three Months Ended September 30,				(Unaudited) Nine Months Ended September 30,
	2013		2012		2013		2012
Sales	$26,601,341		$22,617,132		$80,030,021		$66,876,986
Less: discounts and allowances	(2,808,811)		(1,997,399)		(8,772,576)		(6,306,675)
Net Sales	23,792,530	23,792,530	20,619,733	20,619,733	71,257,445	71,257,445	60,570,311	60,570,311

Cost of goods sold		16,513,357		13,342,566		47,217,179		38,771,897
Depreciation expense		410,797		407,567		1,226,629		1,219,721

Total cost of goods sold		16,924,154		13,750,133		48,443,808		39,991,618

Gross profit		6,868,376		6,869,600		22,813,637		20,578,693

Selling expenses		2,815,126		2,974,294		8,291,960		8,300,810
General and administrative		1,671,080		1,620,967		5,567,649		4,626,853
Amortization expense		178,201		197,129		533,884		574,538

Total Operating Expenses		4,664,407		4,792,390		14,393,493		13,502,201

Income from operations		2,203,969		2,077,210		8,420,144		7,076,492

Other income (expense):
Interest and dividend income		36,535		16,270		82,166		52,321
Rental income		2,231		4,270		8,889		10,284
Interest expense		(59,887)		(41,897)		(133,610)		(136,000)
Gain (loss) on sale of investments, net, reclassified from OCI		161		4,024		121,441		26,415
Other income		209,175		0		219,404		0
Total other income (expense)		188,215		(17,333)		298,290		(46,980)

Income before provision for income taxes		2,392,184		2,059,877		8,718,434		7,029,512

Provision for income taxes		702,257		657,697		3,258,928		2,483,216

Net income		$1,689,927		$1,402,180		5,459,506		$4,546,296

Basic and diluted earnings per common share		0.10		0.09		0.33		0.28

Weighted average number of shares outstanding		16,346,017		16,366,974		16,346,017		16,380,793

COMPREHENSIVE INCOME

Net income		$1,689,927		$1,402,180		5,459,506		$4,546,296

Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on investments (net of tax)		29,356		62,266		17,079		95,996
Less reclassification adjustment for (gains) losses included in net income (net of taxes)		(91)		(2,274)		(68,614)		(14,924)

Comprehensive income		$1,719,192		$1,462,172		$5,407,971		$4,627,368

LIFEWAY FOODS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Nine Months Ended September 30, 2013 and 2012 (Unaudited)

	(Unaudited)
	September 30,
	2013	2012

Cash flows from operating activities:
Net income	$5,459,506	$4,546,296
Adjustments to reconcile net income to net
cash flows from operating activities:
Depreciation and amortization	1,760,513	1,794,259
Loss (gain) on sale of investments, net	(121,441)	(26,415)
Deferred income taxes	(231,218)	(458,424)
Bad Debt Expense	26,819	332,301
Loss (gain) on sale of equipment	(209,175)
(Increase) decrease in operating assets:
Accounts receivable	(2,612,905)	(2,106,020)
Other receivables	(80,275)	220,258
Inventories	(2,443,101)	(615,412)
Refundable income taxes	(338,414)	(43,512)
Prepaid expenses and other current assets	33,509	34,280
Increase (decrease) in operating liabilities:
Accounts payable	1,173,263	732,663
Accrued expenses	167,536	340,367
Income taxes payable	1,038,451	1,341,652
Net cash provided by operating activities	3,623,068	6,092,293

Cash flows from investing activities:
Purchases of investments	(2,877,968)	(1,092,976)
Proceeds from sale of investments	2,281,792	802,026
Redemption of certificates of deposits	334,627	(150,000)
Purchases of property and equipment	(8,205,669)	(775,210)
Proceeds from sale of equipment	537,500	0
Net cash used in investing activities	(7,929,718)	(1,216,160)

Cash flows from financing activities:
Checks written in excess of bank balances	—	(592,040)
Purchases of treasury stock	—	(470,265)
Dividends paid	(1,307,861)	(1,146,317)
Net proceeds from debt issuance	4,975,000	0
Repayment of notes payable	(405,985)	(1,403,096)
Net cash used in financing activities	3,261,154	(3,611,718)

Net (decrease) increase in cash and cash equivalents	(1,045,496)	1,264,415

Cash and cash equivalents at the beginning of the period	2,286,226	1,115,150

Cash and cash equivalents at the end of the period	$1,240,730	$2,379,565